UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

                  (Mark One)
        ☒              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2009

OR

        ☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ________________ to ____________________

                      Commission file number 1-15759

               A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

                B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Cleco Power LLC 401(k) Savings and Investment Plan
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4
Supplemental Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	12

Note:    Schedules other than the one listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 22, 2010

Cleco Power LLC 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	Participant Directed
	2009	2008
Investments, at fair value (see Note 2)	$193,118,924	$150,518,633
Participant loans (see Note 1)	3,358,152	3,425,176
	196,477,076	153,943,809
Contributions receivable -
Employer	290,697	161,658
Net assets available for benefits	$196,767,773	$154,105,467

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Participant
Directed

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 2)	$31,482,643
Interest and dividends	5,570,497
Net investment income	37,053,140

Contributions:
Employer’s	3,758,885
Participants’	7,811,919
Total contributions	11,570,804

Transfer from Cleco Energy Plan	156,064
Total additions	48,780,008

Deductions from net assets attributed to:
Benefits paid to participants	6,088,208
Administrative expenses	29,494
Total deductions	6,117,702
Net increase	42,662,306
Net assets available for plan benefits:
Beginning of year	154,105,467
End of year	$196,767,773

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

1.	Summary of Significant Accounting Policies and Description of Plan

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”), which was adopted January 1, 1985, and last amended effective March 1, 2009, is intended to provide active, eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with voluntary, long-term savings and investment opportunities.  The Plan is a defined contribution plan designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974.  In accordance with the Plan, employer contributions can be in the form of Cleco Corporation stock or cash.  Effective January 1, 2008, Cleco Corporation started matching participant voluntary contributions in cash.  The cash contributions are invested in proportion to the participant’s voluntary contribution investment choices.  Cleco Corporation has the right to change the form of contribution at any time.  Plan participants are allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock.  Participation in the Plan is voluntary and active Cleco employees are eligible to participate.  Although the Plan is voluntary, new employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4%.  The automatic pre-tax contribution percentage can be increased or decreased, or participants may choose to opt out of the Plan.  For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).

Amendment
In February 2009, Cleco Power’s Board of Managers amended the Plan effective March 1, 2009.  The provisions of this amendment allowed the Cleco Energy LLC 401(k) Savings and Investment Plan (“Cleco Energy Plan”) to be merged into and form a part of the Plan, subject to the terms and conditions of the Plan of Merger.  In connection with the merger, the assets of the Cleco Energy Plan were merged into the Plan and the Plan assumed liability for the account balances of the Cleco Energy Plan participants.  The assets from the Cleco Energy Plan that were merged into the Plan were valued at $156,064 as of April 22, 2009.

Plan Administration
The administration of the Plan is the responsibility of a retirement committee of Cleco Corporation (the “Committee”) comprised of employees of Cleco.  The Committee is appointed by Cleco Power’s Board of Managers.  The Board of Managers of Cleco Power has the same members as the Board of Directors of Cleco Corporation.  Most of the administrative expenses incurred by the Plan are borne by Cleco; however, personalized on-line investment advisory fees and distribution expenses are paid by the participants of the Plan.  Cleco Power is the Plan sponsor.  The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank (“Trustee”) and with J.P. Morgan Retirement Plan Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants.  Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $15,500 in 2008 and $16,500 in 2009.  Participants who are at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) up to $5,000 in 2008 and $5,500 in 2009.  The Trustee, in accordance with the participants’ directives, invests the employee and employer contributions in one or more of 21 publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, in one common collective trust, and in Cleco Corporation common stock.  Certain qualified 401(k) rollovers are permitted under the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

Cleco Corporation’s matching contribution depends upon the hire date of the participant.  Participants hired prior to August 1, 2007 are eligible to receive a basic match not to exceed 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Participants hired or rehired on or after August 1, 2007 are eligible to receive a basic match not to exceed 100% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Additionally, all employees hired or rehired on or after August 1, 2007, whether they chose to make a voluntary contribution or not, are eligible to receive a non-elective company contribution subject to certain vesting requirements.  In December 2008 and 2009, management approved a 2% non-elective contribution for eligible employees.  For 2008 and 2009, the non-elective contributions were paid to the Plan in February 2009 and March 2010, respectively.

Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant.  Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant’s share of Plan earnings.  Allocations are based on participant compensation or account balances, as defined.

Vesting
Participants are fully vested in their voluntary contributions, eligible rollovers, earnings, and basic match at all times.  Effective August 1, 2007, the non-elective Cleco funded contributions are subject to vesting based upon years of vesting service as shown below:

Years of Vesting Service	Vested Percentage
1 year or less	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures
At December 31, 2008, there were no forfeited nonvested accounts.  At December 31, 2009, forfeited nonvested accounts totaled $3,819 and will be used to reduce future employer contributions.

Withdrawals and Loans
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account.  A participant is entitled to receive a whole number of shares of Cleco Corporation common stock.  The amounts of any fractional shares are distributed in cash.  Under Internal Revenue Service regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Loans are available to participants up to specified limits.  The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in The Wall Street Journal on the first day of the month before the loan is requested plus 2%.  Interest rates on participant loans ranged from 5.25% to 10.25% in 2008 and 2009.
Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

Diversification
Participants are allowed to diversify shares of Cleco Corporation common stock regardless of age and years of service.  Participants who elect to diversify can invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.  Participant loans are valued at amortized cost, which approximates fair value.

Common Collective Trusts
Common collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Priority Upon Termination of Plan
The Plan may be terminated at any time by Cleco Power’s Board of Managers.  Upon termination, all assets are to be distributed to Plan participants or their beneficiaries.  Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recent Authoritative Guidance
The Plan adopted the recent authoritative guidance listed below on their respective effective dates.

In September 2008, FASB amended the authoritative guidance on fair value measurements and disclosures for accounting and disclosure at fair value for liabilities that contain inseparable third-party credit enhancements. This amendment requires issuers of liabilities to exclude the third-party credit enhancement when calculating the fair value of the liability for both recognition and disclosure purposes. Also, proceeds received by the issuer for liabilities within the scope of this amendment represent consideration for both the liability and the credit enhancement and shall be allocated to both the liability and the premium for the credit enhancement. The provisions of this amendment are effective on a prospective basis in the first reporting period beginning on or after December 15, 2008. The implementation of this amendment did not have an impact on the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

In April 2009, FASB amended the accounting standard to provide additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This amendment also includes guidance on identifying circumstances that indicate a transaction is not orderly. This amendment applies to all assets and liabilities within the scope of the fair value accounting standard.  When weighing indications of fair value resulting from the use of multiple valuation techniques, a reporting entity shall consider the reasonableness of the range of fair value estimates.  The objective is to determine the point within that range that is most representative of fair value under current market conditions.  A reporting entity shall evaluate the circumstances to determine whether the transaction is orderly based on the weight of the evidence. In its determinations, a reporting entity need not undertake all possible efforts, but shall not ignore information that is available without undue cost and effort. A reporting entity would be expected to have sufficient information to conclude whether a transaction is orderly when it is party to the transaction. This amendment is effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. This amendment does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this amendment requires comparative disclosures only for periods ending after initial adoption. The implementation of this amendment did not have a material impact on the Plan.

In June 2009, FASB amended the authoritative guidance which identified the sources of accounting principles and the framework for selecting them. Codification has become the source of authoritative GAAP recognized by FASB to be applied by nongovernmental entities. This amendment was effective for financial statements issued for interim and annual periods ending after September 15, 2009.

In September 2009, FASB amended fair value measurements by providing additional guidance related to measuring the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and fund-of funds.  If certain conditions are met, this amendment allows reporting entities to use net asset value per share to estimate the fair value of these investments as a practical expedient.  The amendment also requires disclosures by major category of investment about the attributes of the investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. This amendment is effective for interim and annual periods ending after December 15, 2009, with early application permitted.  Implementation of this amendment did not have a material impact on the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

2.	Investments

Information relative to investments as of December 31, 2009 and 2008, respectively, is as follows:

Description	2009	2008
Investments, at fair value:
Mutual Funds:
*American Century Income & Growth Fund	$22,390,649	$18,843,367
JP Morgan Prime Money Market Fund	9,139,148	9,031,445
*Dodge & Cox Balanced Fund	21,211,858	16,014,873
American Century Vista Fund	6,024,560	4,787,489
*American Century Growth Fund	11,389,978	7,645,060
T. Rowe Price Income Fund	175,312	106,634
T. Rowe Price Retirement 2005 Index Fund	136,439	37,974
T. Rowe Price Retirement 2010 Index Fund	784,256	499,768
T. Rowe Price Retirement 2015 Index Fund	1,554,325	1,108,754
T. Rowe Price Retirement 2020 Index Fund	2,455,076	1,608,915
T. Rowe Price Retirement 2025 Index Fund	1,456,288	853,219
T. Rowe Price Retirement 2030 Index Fund	1,379,467	851,144
T. Rowe Price Retirement 2035 Index Fund	872,920	426,240
T. Rowe Price Retirement 2040 Index Fund	889,005	454,558
T. Rowe Price Retirement 2045 Index Fund	756,629	305,052
T. Rowe Price Retirement 2050 Index Fund	363,405	118,918
T. Rowe Price Retirement 2055 Index Fund	85,413	20,056
Diamond Hill Capital Fund	160,587	-
Frontegra Columbus Core Plus	8,148,066	5,166,899
CRM Mid Cap Value Fund	4,861,860	3,812,617
Morgan Stanley International Equity Fund	7,824,601	6,123,324
Total mutual funds	102,059,842	77,816,306
State Street Global Advisors S&P 500 Fund – common collective trust	8,327,871	5,613,898
Schwab Personal Choice Retirement Account – participant directed brokerage	2,584,661	1,957,297
*Cleco Corporation Common Stock	80,146,550	65,131,132
Total investments, at fair value	193,118,924	150,518,633
Participant loans	3,358,152	3,425,176
	$196,477,076	$153,943,809
___________________________
*Denotes investment exceeds 5% of the net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $31,482,643 for the year ended December 31, 2009, as follows:

Mutual funds	$16,581,850
Cleco Corporation common stock	13,307,591
Common collective trust	1,593,202
Net appreciation in fair value of investments	$31,482,643

3.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access
Level 2 - Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in inactive markets
•	inputs other than quoted prices that are observable for the asset or liability
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets of the Plan measured at fair value.

Mutual funds:  Valued at the net asset value of shares held by the plan at year end.

Common collective trust:  Valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Participant directed brokerage:  Valued at the fair market value based upon indicative pricing from broker quotes.

Cleco Corporation common stock:  Valued at the closing price reported on the New York Stock Exchange.

Participant loans:  Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date funds	$10,733,223	$-	$-	$10,733,223
Balanced funds	21,211,858	-	-	21,211,858
Growth funds	45,002,946	-	-	45,002,946
Fixed income funds	17,287,214	-	-	17,287,214
International equity funds	7,824,601	-	-	7,824,601
Total mutual funds	$102,059,842	$-	$-	$102,059,842
Common collective trust	-	8,327,871	-	8,327,871
Participant directed brokerage	-	2,584,661	-	2,584,661
Cleco common stock	80,146,550	-	-	80,146,550
Participant loans	-	-	3,358,152	3,358,152
Total assets at fair value	$182,206,392	$10,912,532	$3,358,152	$196,477,076

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Target date funds	$6,284,598	$-	$-	$6,284,598
Balanced funds	16,014,873	-	-	16,014,873
Growth funds	35,195,167	-	-	35,195,167
Fixed income funds	14,198,344	-	-	14,198,344
International equity funds	6,123,324	-	-	6,123,324
Total mutual funds	$77,816,306	$-	$-	$77,816,306
Common collective trust	-	5,613,898	-	5,613,898
Participant directed brokerage	-	1,957,297	-	1,957,297
Cleco common stock	65,131,132	-	-	65,131,132
Participant loans	-	-	3,425,176	3,425,176
Total assets at fair value	$142,947,438	$7,571,195	$3,425,176	$153,943,809

Level 3 Assets Participant Loans
	Year Ended December 31,
	2009	2008
Balance, beginning of year	$3,425,176	$3,833,609
Purchases, sales, issuances, and settlements, net	(67,024)	(408,433)
Balance, end of year	$3,358,152	$3,425,176

The Plan did not incur any realized or unrealized gains or losses during 2008 and 2009 relating to participant loans.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2009 and 2008

     4.Related Party Transactions

Certain Plan investments are managed by affiliates of the Agent and Trustee.  The Agent is the recordkeeper as defined by the Plan.  Participants may elect to invest in shares of Cleco Corporation common stock.  In 2009 and 2008, the Plan acquired 284,374 and 287,909 shares, respectively, of Cleco Corporation common stock with an approximate market value of $6,438,271 and $6,852,147, respectively.   In 2009 and 2008, the Plan sold 174,285 and 198,109 shares, respectively, of Cleco Corporation common stock with an approximate market value of $4,054,542 and $4,600,457, respectively.  In addition, during 2009 and 2008, 32,628 and 40,653 shares, respectively, of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $736,231 and $965,188, respectively.

Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan.  During 2009 and 2008, no Cleco employee received compensation from the Plan.

5.	Tax Status

The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is generally exempt from federal income taxes under provision of Section 501(a).  The Plan obtained its latest determination letter on March 22, 2006, in which the Internal Revenue Service stated that the Plan, as then written, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan’s tax counsel believe the Plan remains in compliance with the applicable requirements of the Internal Revenue Code.

Participants’ pretax contributions, Cleco Corporation’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

6.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009
EIN:  72-0244480

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of issuer, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	Collateral, par, or maturity value	Cost	Value
*	American Century Income & Growth Fund	Mutual fund		$22,390,649
*	JP Morgan Prime Money Market Fund	Mutual fund		9,139,148
	Frontegra Columbus Core Plus	Mutual fund		8,148,066
	Diamond Hill Capital Fund	Mutual fund		160,587
	Dodge & Cox Balanced Fund	Mutual fund		21,211,858
*	American Century Vista Fund	Mutual fund		6,024,560
	T. Rowe Price Income Fund	Mutual fund		175,312
	T. Rowe Retirement 2005 Index Fund	Mutual fund		136,439
	T. Rowe Retirement 2010 Index Fund	Mutual fund		784,256
	T. Rowe Retirement 2015 Index Fund	Mutual fund		1,554,325
	T. Rowe Retirement 2020 Index Fund	Mutual fund		2,455,076
	T. Rowe Retirement 2025 Index Fund	Mutual fund		1,456,288
	T. Rowe Retirement 2030 Index Fund	Mutual fund		1,379,467
	T. Rowe Retirement 2035 Index Fund	Mutual fund		872,920
	T. Rowe Retirement 2040 Index Fund	Mutual fund		889,005
	T. Rowe Retirement 2045 Index Fund	Mutual fund		756,629
	T. Rowe Retirement 2050 Index Fund	Mutual fund		363,405
	T. Rowe Retirement 2055 Index Fund	Mutual fund		85,413
*	American Century Growth Fund	Mutual fund		11,389,978
*	CRM Mid Cap Value Fund	Mutual fund		4,861,860
*	Morgan Stanley International Equity Fund	Mutual fund		7,824,601
	Total mutual funds			$102,059,842
*	State Street Global Advisors S&P 500 Fund	Common collective trust		$8,327,871
	Schwab Personal Choice
	Retirement Account	Participant directed brokerage		$2,584,661
*	Cleco Corporation	Common stock		$80,146,550
*	Participant loans	Participant loan accounts with interest rates ranging from 5.25% to 10.25% and maturity dates ranging from 2010 to 2014	$ -	$3,358,152
	Total Assets Held			$196,477,076
_______________________
*Denotes party-in-interest.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 22, 2010	By: /s/ Darren J. Olagues
(Darren J. Olagues, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description

23	Consent of McElroy, Quirk & Burch (APC)